THOR FINANCIAL TECHNOLOGIES TRUST

327 W. Pittsburgh Street

Greensburg, PA 15601

October 30, 2025

Public Filing Desk U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549
Re:	THOR Financial Technologies Trust (CIK No. 0001924447) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

THOR Financial Technologies Trust (the “Trust”) filed Post-Effective Amendment No. 6 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement pursuant to Rule 485(a), on behalf of the THOR AdaptiveRisk Dynamic ETF (the “Fund”), on October 22, 2025 (SEC Accession No. 0001580642-25-006680) (the “Amendment”). The Trust requests the withdrawal of the Amendment because it has determined not to offer shares of the Fund to the public pursuant to the Amendment. The Registrant requests the Securities and Exchange Commission (“SEC”) grant its request for withdrawal of the Amendment as soon as is practicable

It is Trust’s understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the SEC, unless the Trust receives notice from the SEC otherwise.

Please direct any questions concerning this letter to Zeynep Kart at Thompson Hine LLP, counsel to the Trust at (614) 469-3215.

Very truly yours,

/s/ Bradley Roth

Bradley Roth

President, THOR Financial Technologies Trust